13013445

Mail Processing Section
FEB 28 2013
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52725

A 3/7

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

X

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CF Global Trading, LLC and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue
(No. and Street)

New York	N.Y.	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Gerli — (212) 888-4863
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EK 3/7/13

OATH OR AFFIRMATION

I, Edouard Dejoux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CF Global Trading, LLC and Subsidiaries, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Chief Operating Officer

Title

Notary Public

DEVI I. HARIPRASAD
Notary Public, State of New York
No. 01HA6241098
Qualified in Queens County
Commission Expires May 16, 2015

2/22/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
CF Global Trading, LLC

Report on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and Subsidiaries as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of CF Global Trading, LLC and Subsidiaries as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 26, 2013

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 9,643,065
Due from brokers	3,322,241
Investments, at fair value	309,325
Fixed assets - net of accumulated depreciation and amortization of $2,912,871	337,261
Research credits receivable	775,267
Other	792,865
	$ 15,180,024
LIABILITIES	
Accounts payable and accrued expenses	$ 2,172,674
Research credits payable	843,890
Due to brokers	733,875
Deferred rent	84,555
	3,834,994
Commitments (Note G)	
MEMBERS' CAPITAL	11,345,030
	$ 15,180,024

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC (the "Parent"), a Delaware limited liability company, was organized on April 18, 2000. The Parent is a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Parent was organized for the principal purpose of engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Parent shall continue for an indefinite time, as allowed for in the Amended Limited Liability Company Agreement (the "Agreement").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Principles of consolidation:

The consolidated statement of financial condition of CF Global Trading, LLC and subsidiaries (collectively, the "Company") include the accounts of CF Global Trading, LLC and its wholly owned subsidiaries, CF Global (HK) Limited, incorporated in Hong Kong, and CF Global Trading (UK) Limited, incorporated in the United Kingdom. Comprehensive income relates to foreign exchange gains due to consolidation with non-U.S. entities. All material intercompany transactions and balances have been eliminated in consolidation.

[2] Cash and cash equivalents:

The Company considers money market funds and all investment instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include foreign bank balances in the amount of $4,908,600.

[3] Due from/to brokers:

The amounts due from/to brokers consist of cash balances and the net of receivables and payables for unsettled trades. At December 31, 2012, there were no overdraft balances.

[4] Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis.

[5] Translation of foreign currencies:

The financial position and results of operations of the Company's foreign subsidiaries are measured using the foreign subsidiary's local currency as the functional currency. Revenues and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date.

[6] Valuation of investments:

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Valuation of investments (continued):

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The Company held common stock of publicly traded entities and exchange-traded funds which are classified within Level 1 of the fair value hierarchy. Securities positions that are listed on securities exchanges or listed on the NASDAQ National Market are valued at the last reported sales price on the primary securities exchanges on the last business day of the accounting period. If there are no sales on that day, they are valued at their closing bid prices.

Investments are classified within Level 2 of the fair value hierarchy because they are not traded in active markets or are subject to transfer restrictions and their valuations are based on available market or other indicative information.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. The investments in investment funds, which are held by the Company's Hong Kong subsidiary, are classified within Level 3 of the fair value hierarchy.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

[7] Depreciation and amortization:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment and capitalized software. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or term of the lease, whichever is shorter.

[8] Income taxes:

The Company has elected to be classified as a partnership for U.S. federal income tax purposes. The Company is not required to pay income taxes on income, profits or capital gains. Each member's applicable share of the Company's taxable income is reported on the member's individual income tax returns.

The Company is subject to the New York City unincorporated business tax, which requires an add-back for members' compensation. The difference between the effective tax rate and statutory rate for the Unincorporated Business Tax ("UBT") results from adjustments to book income for nondeductible expenses, foreign subsidiary income not included for New York City purposes, apportionment of taxable income between New York City and other locations and the add-back of members' guaranteed payments. The Company is also subject to income taxes from non-U.S. jurisdictions. Each member's applicable share of the Company's U.S. and state taxable income is reported on the member's individual income tax returns.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Income taxes: (continued)

Company is also subject to income taxes from non-U.S. jurisdictions. Each member's applicable share of the Company's U.S. and state taxable income is reported on the member's individual income tax returns.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

For the year ended December 31, 2012, management has determined that there are no material uncertain income tax positions, and as such, no interest or penalties were recognized in 2012.

There are currently no income tax returns under audit. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2009. The Company is no longer subject to income tax examinations by United Kingdom tax authorities for years before 2011. The Company is no longer subject to income tax examinations by Hong Kong tax authorities for years before 2006.

[9] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

[10] Recent accounting pronouncement:

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which revised the manner in which reporting entities present comprehensive income in their financial statements. Under this amendment, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company has adopted ASU No. 2011-05, for the year ended December 31, 2012.

NOTE C - FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2012:

	Fair Value	Fair Value Hierarchy
Assets:		
Exchange-traded funds and common stock	$ 287,119	Level 1
Investment funds	22,206	Level 3
	$ 309,325	

NOTE C - FAIR VALUE OF INVESTMENTS (CONTINUED)

The following summarizes changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2012. The information reflects gains and losses for the full year for assets and liabilities categorized as Level 3 as of December 31, 2012. The information does not include gains or losses for assets and liabilities that were transferred out of Level 3 prior to December 31, 2012.

	Level 3 Investment Funds
Balance - beginning of year	$ 11,640
Proceeds from sales of securities	(12,268)
Net realized and unrealized gains on securities	22,834
Balance - end of year	$ 22,206
Change in unrealized appreciation	$ 15,210

The valuation technique for Level 3 investment funds is to value them at their net asset value at December 31, 2012. Unobservable inputs for Level 3 investments relates to liquidity of the underlying fund investments.

The Company does not hold any Level 2 investments at December 31, 2012.

Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurements in their entirety.

See Note B[6] for additional information related to the fair value hierarchy and valuation techniques and inputs.

NOTE D - MEMBERS' CAPITAL

Income and losses are allocated among the members based on their participating percentages, as defined in the Agreement.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2012, the Company had net capital of $3,818,125, which was $3,568,125 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.73 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and was required to maintain liquid capital of $387,600 as of December 31, 2012. As of December 31, 2012, CF Global (HK) Limited is in compliance with this requirement.

CF Global Trading (UK) Limited is a securities dealer licensed by the UK Financial Services Authority ("FSA"). Under the GENPRU and BIPRU sourcebooks of the FSA handbook, CF Global Trading (UK) Limited is required to maintain the higher of: the Base Capital requirement, the Market Risk plus Credit Risk requirement or the Fixed Overhead Requirement, which at December 31, 2012 was $926,535. As of December 31, 2012, CF Global Trading (UK) Limited is in compliance with this requirement.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)2(i) of such rule.

NOTE F - FIXED ASSETS

Fixed assets at December 31, 2012 are comprised of the following:

Computer and office equipment	$ 1,235,001
Furniture and fixtures	305,988
Leasehold improvements	929,840
Capitalized software	779,303
Total cost	3,250,132
Less accumulated depreciation	(2,912,871)
Fixed assets	$ 337,261

NOTE G - COMMITMENTS

The Company occupies office space under various noncancelable operating leases with terms expiring through 2017. Minimum rental commitments under noncancelable leases are as follows:

Year Ending December 31,	
2013	$ 745,069
2014	312,115
2015	231,770
2016	231,770
2017	154,505
	$ 1,675,229

Deferred rent was $84,555 at December 31, 2012. The deferred rent is being amortized on a straight-line basis over the life of the applicable leases.

NOTE H - RELATED PARTY TRANSACTIONS

During 2012, the Company, in the ordinary course of business, received commissions of $127,222 from a broker-dealer whose principal is a member of the Company. The managing member of the Company also holds an investment in that broker-dealer.

NOTE I - ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The change in accumulated other comprehensive income is comprised of the following:

	Foreign Currency
Beginning balance	$ (398,225)
Current period - other comprehensive income	98,255
Ending balance	$ (299,970)

NOTE J - FINANCIAL INSTRUMENTS AND RISKS

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates, and the extent and timing of investor participation in the markets for both equities and interest-rate sensitive investments. Unexpected volatility or illiquidity in the markets could impair the Company's ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

The net asset value of an investment fund does not take into account the effect of factors such as an investment fund's lock-up and withdrawal policies, management, incentive and other fee structures, liquidity and current fair value of side-pocket investments, unfunded obligations and capital commitments. An investment fund's funding may be subject to various conditions and/or approval rights. Under certain circumstances, withdrawals from an investment fund may be limited or suspended (in whole or in part) as deemed necessary by the fund's investment manager. Substantial requests for withdrawals from an investment fund could cause the investment fund to liquidate positions sooner than would otherwise be desirable which could adversely affect the performance of the investment fund. In addition, regardless of the period of time in which withdrawals occur, the resulting reduction in an investment fund's net assets could make it more difficult for an investment fund to diversify its holdings and achieve its investment objectives.

The clearing and depository operations of the Company's investment transactions are provided by various brokers. At December 31, 2012, primarily all of the securities owned and due from brokers reflected in the consolidated statement of financial condition are positions with and amounts due from these brokers. Securities owned are subject to margin requirements.

NOTE K - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition as of December 31, 2012 is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

NOTE K - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5 (CONTINUED)

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Eliminations	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 4,741,259	$ 4,901,806		$ 9,643,065
Due from brokers	2,911,137	411,104		3,322,241
Investments owned, at fair value	287,119	22,206		309,325
Fixed assets, net	128,006	209,255		337,261
Investments in subsidiaries	6,217,327		$ (6,217,327)	0
Due from subsidiary	2,126	181,014	(183,140)	0
Due from Parent		605,330	(605,330)	0
Research credits receivable	775,267			775,267
Other	176,598	616,267		792,865
	$ 15,238,839	$ 6,946,982	$ (7,005,797)	$ 15,180,024
LIABILITIES				
Accounts payable and accrued expenses	$ 1,441,495	$ 731,179		$ 2,172,674
Research credits payable	797,470	46,420		843,890
Due to subsidiaries	605,330	181,014	$ (786,344)	0
Due to Parent		2,126	(2,126)	0
Due to brokers	727,515	6,360		733,875
Deferred rent	22,029	62,526		84,555
	3,593,839	1,029,625	(788,470)	3,834,994
MEMBERS' CAPITAL	11,645,000	5,917,357	(5,917,357)	11,645,000
Cumulative translation adjustment			(299,970)	(299,970)
	$ 15,238,839	$ 6,946,982	$ (7,005,797)	$ 15,180,024